Exhibit 99.2

MANAGEMENT'S DISCUSSION & ANALYSIS

The following management discussion and analysis ("MD&A") is management's assessment of the results and financial condition of Hollinger Inc. and its subsidiaries and should be read in conjunction with the unaudited consolidated financial statements for the three and nine months ended December 31, 2007 and 2006 together with the related notes therein (the "Financial Statements") and with the audited consolidated financial statements for the year ended March 31, 2007 together with the related notes therein.  Unless the context otherwise requires, when used in these notes, the term "Corporation" refers to Hollinger Inc. and its direct and indirect subsidiaries other than Sun-Times Media Group, Inc. ("Sun-Times", formerly Hollinger International Inc.) and its subsidiaries.

Except as otherwise stated, all dollar amounts are in Canadian dollars and tabular amounts are in thousands of dollars.  The date of this interim MD&A is February 12, 2008.  References to "note" below are to the notes to the Corporation's interim consolidated financial statements for the three and nine months ended December 31, 2007.

Forward-Looking Statements

This interim MD&A contains certain forward-looking statements.  Words such as "will", "expects", "anticipates", "intends", "plans", "believes", "seeks", "estimates" and variations of such words and similar expressions are intended to identify these forward-looking statements.  Specifically, and without limiting the generality of the foregoing, all statements included in this interim MD&A that address activities, events or developments that the Corporation expects or anticipates will or may occur in the future, including such items as business strategies and measures to implement such strategies, competitive strengths, goals, expansion and growth, or references to the litigation or future success of the Corporation, its subsidiaries and the companies in which the Corporation has investments are forward-looking statements.  Forward looking statements involve significant risks and uncertainties, should not be read as a guarantee of future performance or results, and will not necessarily be accurate indications of whether or not or the times at, or by which, such performance or results will be achieved.  The forward looking statements contained in this MD&A, including references to future economic conditions and proposed courses of action, are based on management's assessment of the relevant information currently available.  Although the forward looking statements contained in this MD&A are based upon what management of the Corporation believes are reasonable assumptions, the Corporation cannot assure investors that actual results will be consistent with these forward looking statements.  Actual results could differ materially from those reflected in the forward-looking statements as a result of:  (i) general economic market or business conditions; (ii) the opportunities (or lack thereof) that may be presented to and pursued by the Corporation; (iii) competitive or other actions by other entities; (iv) changes in laws; (v) the outcome of litigation or regulatory proceedings; and (vi) other factors, many of which are beyond the control of the Corporation.  The forward looking statements are made as of the date of this MD&A, and the Corporation assumes no obligation to update or revise them to reflect new events or circumstances, except as required by applicable law.  See the Corporation's Annual Information Form for the year ended March 31, 2007 dated June 29, 2007 (the "Annual Information Form") filed with Canadian Securities regulators and available on SEDAR at www.sedar.com for a full description of the risk factors that affect the Corporation.

Overview

The principles underlying the preparation of management's discussion and analysis, as outlined in National Instrument 51-102 – Continuous Disclosure Obligations, are predicated on the issuer having an active business operation, including the business activity of buying, holding and selling investments.  For the financial statement periods covered by this interim MD&A, the Corporation has largely been driven by a unique set of challenges that have effectively caused the Corporation to cease its business activities, consisting primarily of newspaper publishing, as conducted prior to 2003.  Much of management's time and effort during the past few years has been devoted to dealing with numerous and complex litigation matters, Canadian and U.S. regulatory compliance issues, court-ordered third party investigations and defaults under its 11.875% senior secured notes due 2011 (the "Secured Notes") (see note 10).

Hollinger Inc. is an open-end investment holding corporation and a "mutual fund corporation" under the Income Tax Act (Canada).

The Corporation's principal asset is its interest in Sun-Times, in which it currently holds an approximate 70.0% voting interest and 19.7% equity interest.  Sun-Times is a newspaper publisher with assets that include the Chicago Sun-Times and a number of community newspapers in the Chicago area.

In July, 2007, the Corporation became aware of the fact that Davidson Kempner Partners ("DK"), a holder of a significant percentage of the Secured Notes (see note 10), had been engaged in negotiations directly with Sun-Times involving a proposed settlement of all outstanding issues between Sun-Times, DK and the Corporation (see note 12 (q)).  These negotiations between DK and Sun-Times led to a restructuring proposal (the "DK/Sun-Times Proposal") being presented to the Corporation on July 20, 2007.

On July 27, 2007, the Corporation was advised by a representative of DK that the DK/Sun-Times Proposal would not be amended in any manner as it affects the Secured Note holders, and that the Corporation had until August 1, 2007 to confirm that they were prepared to accept the terms.  The representative of DK further advised that if the DK/Sun-Times Proposal had not been accepted by the Corporation by that date, DK would take steps to accelerate the indebtedness owing under the Secured Notes.

On July 31, 2007, the Corporation, as the holder of a majority in voting interest of the common stock of Sun-Times, delivered a written consent in lieu of a meeting to Sun-Times adopting resolutions that (i) removed three current directors from the Sun-Times Board of Directors, (ii) increased the size of the Sun-Times Board of Directors to eleven directors and (iii) elected each of William E. Aziz, Brent D. Baird, Albrecht Bellstedt, Peter Dey, Edward C. Hannah and G. Wesley Voorheis as a director to the Sun-Times Board of Directors.  On August 1, 2007 (the "Filing Date"), the Corporation obtained an order (the "Initial Order") from the Ontario Superior Court of Justice (the "Ontario Court") granting it protection from its creditors under the Companies’ Creditors Arrangement Act (Canada) (the "CCAA").  The protection granted to the Corporation pursuant to the Initial Order was for an initial period of 30 days expiring August 31,

2007, and has been extended by subsequent Orders of the Ontario Court to February 15, 2008.  The Initial Order may be amended throughout the CCAA proceedings on motions from the Corporation, its creditors, and other interested stakeholders.  On August 1, 2007, the Corporation also made a concurrent petition for an Order under Chapter 15 of the United States Bankruptcy Code (the "Chapter 15 Filing") for similar relief as in the CCAA proceedings.  These proceedings include the Corporation and its wholly-owned subsidiaries, Sugra Limited ("Sugra") and 4322525 Canada Inc. ("4322525") only, collectively referred to as "Applicants".  During the stay period, the Applicants are authorized to continue operations. Ernst & Young Inc. was appointed by the Court as monitor (the "Monitor") in the Canadian proceedings and reports to the Court from time to time on the Applicants’ cash flow and on other developments during the proceedings.  Such reports are referred to herein for the information of the reader only and are expressly not incorporated by reference into the Financial Statements.  The information in such reports has not been prepared or reviewed by the Corporation and the Corporation expressly disclaims any responsibility or liability for the accuracy or completeness of the information contained therein.

The CCAA proceedings have triggered defaults under substantially all debt obligations of the Applicants (see note 10).  The Initial Order generally stays actions against the Applicants, including steps to collect indebtedness incurred by the Applicants prior to the Filing Date and actions to exercise control over the Applicants property.  The Initial Order grants the Applicants the authority to pay outstanding and future wages, compensation, salaries, employee and pension benefits, vacation pay, retention and similar bonuses and other obligations to employees; the costs of goods and services, both operating and of a capital nature, provided or supplied after the date of the Initial Order; rent under existing arrangements payable after the date of the filing; and such other reasonable amounts as are necessary for the Applicants to carry on business in the ordinary course, based on a cash flow filed with the Ontario Court and prepared by the Corporation with the assistance of the Monitor.

On August 1, 2007, the Corporation announced that on July 31, 2007, the Corporation entered into an agreement to settle the securities class action suits pending against the Corporation, Sun-Times and a number of its former directors and officers in the United States and Canada, and an agreement to settle litigation over the directors' and officers' insurance coverage of the Corporation (see notes 12(i) and 12(n)).  The securities class action settlement is conditioned upon prior approval of the insurance settlement, and the insurance settlement agreement is conditioned upon subsequent approval of the class action settlement.  The parties are required to seek approval of the securities class action settlement in the appropriate courts in the United States and Canada, including the Ontario Court overseeing the Corporation's CCAA proceeding.  The Superior Court of Ontario approved the insurance settlement agreement on November 19, 2007.  The insurers have a right to seek approval of the insurance settlement in the appropriate court in the United States if they so choose.

If approved, the securities class action settlement will resolve the claims asserted against Sun-Times, a number of its former directors and officers, certain affiliated companies, Sun-Times' auditor, KPMG LLP, and the Corporation in the consolidated class action in the Illinois District Court referred to in note 12(e)(i) and in the actions initiated in Saskatchewan, Ontario, and Quebec, Canada.  The Corporation's settlement of the securities class action lawsuits will be funded entirely by proceeds from its insurance policies.  The settlement includes no admission of liability by the Corporation or any of the settling defendants referred to in note 12(e)(ii).

In addition, the Corporation's insurers will deposit $24.5 million in insurance proceeds into an escrow account to fund defence costs incurred to date in the securities class actions and other litigation or other claimed losses.  The insurance carriers will then be released from any other claims.  The Corporation and other parties, including Sun-Times, will then seek a judicial determination regarding how to allocate the $24.5 million in insurance proceeds among the insureds who assert claims to the proceeds.  Sun-Times and the Corporation have had negotiations concerning how any such proceeds awarded to them should be allocated as between the two companies.  If they cannot reach an agreement on that issue, they have agreed to resolve it through binding arbitration.

As a result of the Corporation's inability to file its financial statements on a timely basis, on June 1, 2004, the Ontario Securities Commission (the "OSC") issued a management and insider cease trade order (the "MCTO") prohibiting certain then current and former directors, officers and insiders of the Corporation from trading in securities of the Corporation until the MCTO is revoked.  On December 7, 2006, the Corporation obtained a decision from certain Canadian securities regulatory authorities permitting the Corporation to file its 2004 financial statements on a basis that was not in accordance with GAAP solely with respect to the presentation of its deficit as at January 1, 2004.  On March 7, 2007, the Corporation filed with Canadian securities regulators, among other things, annual financial statements for the financial years ended December 31, 2004, December 31, 2005 and March 31, 2006 and its interim financial statements for the periods ended June 30, 2006, September 30, 2006 and December 31, 2006.  On April 10, 2007, the OSC issued an order revoking the MCTO.  Subsequent filings are currently up to date.

Through the reporting periods that are the subject of this interim MD&A, the Corporation owned a portfolio of commercial real estate in Canada and, until May 30, 2007, a newspaper publishing business in Costa Rica.  On May 30, 2007, the Corporation sold its remaining newspaper publishing business in Costa Rica, and, accordingly, the operating results of the publishing business have been presented as discontinued operations in the Financial Statements.  Also, as at December 31, 2007, the majority of the Corporation's real estate assets had been sold.  The Corporation currently owns four commercial properties, each of which has been listed for sale.

On September 6, 2007, Holcay Holdings Ltd, a wholly-owned subsidiary of the Corporation, sold its 39.99% interest in the outstanding shares of Cayman Free Press Limited ("CFP"), owner and operator of The Compass newspaper in the Cayman Islands.  The Corporation had written off this investment in 2003 and has recorded the sale as a gain on sale of investment in the nine months ended December 31, 2007.

The Corporation's retractable common shares and retractable preference shares are listed on the Toronto Stock Exchange under the trading symbols HLG.C and HLG.PR.B, respectively.

Historically, the Corporation's primary sources of cash flows were dividends received from Sun-Times and proceeds from the sale of its real estate holdings.  On December 13, 2006, Sun-Times suspended its quarterly dividend of five cents (US$0.05) per share.  The Corporation's cash expenses principally relate to legal and advisory fees, interest expenses and administrative costs.

Financial Outlook Information

Financial outlook information contained in this MD&A about prospective results of operations, financial position or cash flows that is based on assumptions about future economic conditions and proposed courses of action are based on management's assessment of the relevant information currently available.  Readers are cautioned that the financial outlook information contained in this MD&A should not be used for the purposes other than for which it is disclosed herein.

Basis of Presentation and Going Concern

The Financial Statements were prepared using the same Canadian generally accepted accounting principles ("GAAP") as applied by the Corporation prior to the filing for CCAA.  While the Applicants have filed for and been granted creditor protection, the Financial Statements have been prepared using the going concern concept, which assumes that the Corporation will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future.  The CCAA proceedings provide the Corporation with a period of time to stabilize its operations and financial condition and develop a restructuring plan.

Management believes that these actions continue to make the going concern basis appropriate.  However, it is not possible to predict the outcome of these proceedings and accordingly substantial doubt exists as to whether the Corporation will be able to continue as a going concern.  Further, it is not possible to predict whether the actions taken in any restructuring will result in improvements to the financial condition of the Corporation sufficient to allow it to continue as a going concern.  If a restructuring plan is not approved and the Corporation fails to emerge from CCAA, the Corporation could be forced into liquidation of the Applicants' assets.

The Corporation's ability to continue as a going concern is also uncertain due to the Initial Order, the Chapter 15 filing, the Corporation's non-compliance with certain covenants under the indentures (collectively, the "Indentures") governing its Secured Notes (see note 10), contingent liabilities related to various disputes, investigations and legal proceedings (see notes 12, 13 and 14), the suspension of dividends by Sun-Times in December 2006, the decline in the trading value of the Sun-Times Class A shares, the Corporation's limited cash resources, its continuing excess of cash outflows over its cash inflows and the depletion of the Corporation's non-core assets.  As such, realization of assets and discharge of liabilities are subject to significant uncertainty.

If the "going concern" assumption were not appropriate for the Financial Statements, then adjustments would be necessary in the carrying amounts and/or classification of assets and liabilities.

Use of Non-GAAP Measures

The Corporation has not used any non-GAAP measures in this interim MD&A.

Results of Operations for the Three Months ended December 31, 2007 compared to the Three Months ended December 31, 2006

A summary table of operating data for the three months ended December 31, 2007 compared to the three months ended December 31, 2006 is set out below:

Amounts are expressed in thousands of dollars unless otherwise noted.

	Three months ended December 31, 2007	Three months ended December 31, 2006
REVENUE	$518	$822
EXPENSES	10,045	12,016
OTHER (GAINS) LOSSES	(2,955)	14,519
NET LOSS FROM CONTINUING OPERATIONS BEFORE INCOME TAXES	(6,572)	(25,713)
RECOVERY OF INCOME TAXES	(108)	(3,026)
NET LOSS FROM CONTINUING OPERATIONS	(6,464)	(22,687)
LOSS FROM DISCONTINUED OPERATIONS	-	(2)
NET LOSS	$(6,464)	$(22,689))
LOSS PER RETRACTABLE COMMON SHARE FROM CONTINUING OPERATIONS – Basic and diluted	$(0.18)	$(0.65)
WEIGHTED AVERAGE SHARES OUTSTANDING – BASIC AND DILUTED	34,945,776	34,945,776

Revenue

Revenue is comprised of the following:

	Three months ended December 31, 2007	Three months ended December 31, 2006
Interest income	$467	$618
Investment and dividend income	467	618
Other revenues	51	204
	$518	$822

Interest income

For the three months ended December 31, 2007, interest income was $467,000, compared with $618,000 for the three months ended December 31, 2006.  The surplus funds giving rise to this interest in the three months ended December 31, 2007 are primarily derived from proceeds of real estate sales and the sale of a vendor take-back mortgage.  The surplus funds giving rise to interest in the three months ended December 31, 2006 were primarily surplus funds from a special dividend received from Sun-Times in January and February of 2005, funds held in trusts in support of the Corporation's indemnities in respect of certain former directors, and funds derived from proceeds of real estate sales.

Interest income related to Domgroup's remaining mortgages receivable was $49,000 during the three months ended December 31, 2007, compared with $46,000 for the three months ended December 31, 2006.

Dividend income

The Corporation ceased to receive any dividend income from its investment in the Class A and Class B shares of Sun-Times.  Dividend income from this investment was recorded on the ex-dividend date and when collectibility was reasonably assured.  Withholding taxes at the rate of 5% were recorded in income tax expense.

There was no change in the number of Class A and Class B shares of Sun-Times held by the Corporation at December 31, 2007 and December 31, 2006.

Other revenues

Other revenues are comprised principally of rental income from leases of various real estate properties.

Other revenues for the three months ended December 31, 2007 were $51,000 compared with $204,000 for the three months ended December 31, 2006.  The decline in rental revenue is due to the sale of two real estate properties and the expiry of the head lease on each of two other properties.

Expenses

	Three months ended December 31, 2007	Three months ended December 31, 2006
Total expenses as reported	$10,045	$12,016

General and administrative expenses

	Three months ended December 31, 2007	Three months ended December 31, 2006
General and administrative, including corporate office costs, management and employee costs, public company costs and non-income related tax expenses	$283	$613
Capital tax	78	203
Directors' and officers' insurance	451	407
	$812	$1,223

During the three months ended December 31, 2007, general and administrative expenses (including capital tax and directors' and officers' insurance) were $812,000, compared to the three months ended December 31, 2006, which were $1.2 million.  General and administrative costs relating to corporate office costs, management and employee costs, public company costs and non-income related tax expenses have decreased from $613,000 for the three months ended December 31, 2006 to $283,000 for the same period ended December 31, 2007.  The decrease of $330,000 is primarily due to a move from the 10 Toronto Street property to new office space and a reduction of corporate office staff.  In the three months ended December 31, 2007, the Corporation paid capital tax of $78,000 compared to $203,000 in the three months ended December 31, 2006.  The tax in 2006 relates primarily to taxes assessed on cash surpluses from 2005 resulting from the special dividends received from Sun-Times of US$82.4 million.

Stock-based compensation

There were no options granted in the three-month periods ended December 31, 2007 and 2006.

At December 31, 2007, there were 2,000,000 options outstanding, 1,000,000 having an exercise price of $5.50 per share and 1,000,000 having an exercise price of $0.70 per share, compared to 1,000,000 options outstanding at December 31, 2006 having an exercise price of $5.50 per share.  The options outstanding at December 31, 2007 have a weighted average exercise price of $3.10 per share.

Professional fees and other expenses (net)

	Three months ended December 31, 2007	Three months ended December 31, 2006
Legal and advisory fees	$2,331	$4,937

During the three months ended December 31, 2007, professional fees and other expenses were $2.3 million, compared to $4.9 million for the three months ended December 31, 2006.  Legal and advisory fees decreased by $2.6 million primarily as a result of an agreed reduction of litigation work being performed during attempts to resolve issues that existed between the Applicants, its Secured Note holders and Sun-Times while proceedings under the CCAA continue.

Legal fees indemnity

	Three months ended December 31, 2007	Three months ended December 31, 2006
Legal fees indemnity	$1,498	$-

During the three months ended December 31, 2007, the Corporation increased its provision by $1.5 million for disputed amounts potentially due to Sun-Times and others relating to indemnities of the Corporation's former directors and officers (see note 4(d)), compared to the three months ended December 31, 2006.

The total amount of the provision reflects an estimate of possible claims for legal fees incurred up to the balance sheet date under the terms of these indemnities, based on correspondence received by the Corporation.

Interest expense – external

	Three months ended December 31, 2007	Three months ended December 31, 2006
Secured Notes	$3,149	$3,410
Other interest (net of recoveries)	78	152
Total interest expense	$3,227	$3,562

Secured Notes

During the three months ended December 31, 2007 and the three months ended December 31, 2006, the amount of Secured Notes outstanding was unchanged at US$92 million.  In both periods the interest rate was 12.875% per annum (stated interest of 11.875% plus a 1% penalty for defaults).  Interest on the Secured Notes is due twice annually on March 1st and September 1st.  On September 1, 2007, the Corporation, as a result of its stay obtained in CCAA filings, was not required to and did not make its obligatory interest payment.  The decrease in the interest expense from the three months ended December 31, 2006 to the three months ended December 31, 2007 is primarily due to the decline in the US dollar versus the Canadian dollar partially offset by additional interest of $190,000 due on the amount of the defaulted interest accrued during the three- month period ended December 31, 2007.

Other interest (net of recoveries)

Other interest for the three months ended December 31, 2007 and for the three months ended December 31, 2006 relates to non-deductible interest on taxes net of recoveries.

Interest expense – related parties

	Three months ended December 31, 2007	Three months ended December 31, 2006
Related to amounts paid by Conrad Black under the Strine Judgment	$678	$694
Related to amounts payable to Sun-Times	1,358	1,358
	$2,036	$2,052

Related to Amounts Paid by Conrad Black

Pursuant to an Order and Final Judgment of the Delaware Court of Chancery dated June 28, 2004 (the "Strine Judgment"), the Corporation and Black were ordered to jointly pay Sun-Times an aggregate of US$16.6 million on account of non-compete payments received by the Corporation in prior years, plus accrued interest of US$4.7 million.  On July 16, 2004, Sun-Times was paid US$21.3 million pursuant to this Order, of which US$15.3 million was advanced by Black and US$6.0 million was advanced by the Corporation.  Black has demanded repayment from the Corporation of the amount advanced by him plus interest.  The Corporation disputes any obligation to make restitution to Black (see note 14(d)).  Although the Corporation disputes Black's claim for these amounts and believes that, in any event, it has a valid basis for offsetting any such amount against various unrecorded amounts contingently owing to it by Black, the consolidated balance sheets include a liability to Black for such balance, plus interest accrued at the rate of 12% per annum, which the Corporation understands was the interest rate incurred by Black to finance the payment.  The amounts contingently owing to the Corporation by Black include amounts claimed in respect of the non-compete payments.

Related to Amounts Payable to Sun-Times

This balance includes interest on a promissory note of the Corporation in favour of Sun-Times dated March 10, 2003 in the principal amount of US$20.4 million.  The principal amount of this promissory note bears interest at a rate of 14.25% per annum if interest is paid in cash (and 16.50% per annum if paid in kind).  The aggregate outstanding principal and accrued interest was $38.6 million (US$39.1 million) at December 31, 2007, compared to $39.5 million (US$33.9 million) at December 31, 2006.  Interest is calculated quarterly and all amounts owing under this promissory note are payable on demand after March 1, 2011.

Other loss (gains)

Unrealized loss on investments Sun Times Class A and Class B shares

	Three months ended December 31, 2007	Three months ended December 31, 2006
Unrealized (gain) loss on investment due to change in investment value in US$	$(475)	$29,900
Unrealized loss on investment due to change in currency rates	521	(3,856)
Total Unrealized loss on investments	$46	$26,044

The investment in Sun-Times Class A and Class B shares is denominated in US$ and valued at the closing bid price of the Class A shares at the end of the reporting period and translated at the foreign exchange rate at each reporting date.

	December 31,	December 31,	September 30,	September 30,
	2007	2006	2007	2006
Closing Bid Price of Sun-Times Class A Shares
$ US	$2.20	$4.88	$2.17	$6.58
$ CDN equivalent	$2.17	$5.69	$2.18	$7.34

At December 31, 2007, the last bid price of a Sun-Times Class A share was $2.17 (US$2.20), compared to $5.69 (US$4.88) at December 31, 2006 representing a decrease of $3.52 (US$2.68) per share.  At each reporting date, the Corporation held an aggregate of 15,772,923 Sun Times Class A and Class B shares.

Unrealized (gains) on retractable preference shares

	Three months ended December 31, 2007	Three months ended December 31, 2006
Unrealized (gains) on retractable preference shares	$(2)	$(1,293)

The Series II preference shares of the Corporation are redeemable at the holder's option for 0.46 of a Sun-Times Class A share held by the Corporation for each Series II preference share.  The Series II preference shares are recorded in the accounts based on the fair value, being the Canadian dollar equivalent of the closing bid price of the Sun-Times Class A shares for which they are exchangeable.  At each reporting period, there were 1,701,995 Series II preference shares outstanding.

During the three months ended December 31, 2007, the Corporation recorded an unrealized net gain of $2,000 (a $1.3 million gain for the three months ended December 31, 2006).  This unrealized gain is made up of a $24,000 loss (a $1.5 million gain for the three months ended December 31, 2006) resulting from the decrease in the fair value of its investment in Sun-Times and a $26,000 gain (a $191,000 loss for the three months ended December 31, 2006) resulting from the effects of currency exchange rates over each period.  Both these amounts are included in the total unrealized loss in the Consolidated Statements of Operations and not in the net foreign currency gain.

Gain on sale of assets held for sale

	Three months ended December 31, 2007	Three months ended December 31, 2006
Gain on sale of assets held for sale	$(148)	$(18,060)

The gain of $148,000 from sale of assets held for sale for the three months ended December 31, 2007 is from the sale of certain artwork.

On October 31, 2006, Domgroup sold real property located at 3087-3101 Dufferin Street and 770 Lawrence Avenue West, Toronto, Ontario for $19.6 million.  Pursuant to the sale, the Corporation received cash of $9.8 million, together with a vendor take-back mortgage.  During the three months ended December 31, 2006, the Corporation recorded a gain on sale of assets that were held for sale of $18.1 million with respect to this property.

Net foreign currency loss (gain)

	Three months ended December 31, 2007	Three months ended December 31, 2006
Bank and short-term investments	32	$245
Secured Notes and accrued interest	(1,501)	4,709
Dividend payable on Series II preference shares	(67)	225
Amounts due to Sun-Times	(566)	1,640
Disputed amounts due to Sun-Times	(390)	-
Disputed amounts due to Black	(337)	999
Other	(22)	10
Net foreign currency loss (gain)	$(2,851)	$7,828

The exchange rates used for translation of US dollar denominated financial statement line items were as follows:

	Three months ended December 31, 2007	Three months ended December 31, 2006
Balance sheet reporting date	0.9881	1.1652
Percentage increase (decline) from Sept 30	(1.50%)	4.49%

The Corporation's principal assets denominated in US dollars were its investment in Sun-Times Class A and B shares, its support receivable from Ravelston Management Inc., ("RMI"), a subsidiary of The Ravelston Corporation Limited ("RCL"), and its portion of cash and cash equivalents that is held in US dollars.

The foreign exchange gain on the investment in shares of Sun-Times for the three months ended December 31, 2007 of $521,000 is included in the total unrealized loss of $46,000 in the Consolidated Statements of Operations as noted above and not included in the net foreign currency gain.

The support receivable from RMI denominated in US$ was $90.4 million (US$91.5 million) at December 31, 2007 up $3.5 million (US$3.5 million) from September 30, 2007.  Since the receipt of this receivable is uncertain, the Corporation takes a full provision on this amount thus eliminating any foreign exchange effect this balance might otherwise have on the statements.

The foreign exchange loss on US cash and cash equivalents was $32,000 for the three months ended December 31, 2007 compared with a loss of $245,000 for the three months ended December 31, 2006 primarily due to the declining value of the Canadian dollar compared to the US dollar in the three months ended December 31, 2006.

The Secured Notes (see note 10), dividends payable on the Series II preference shares (see note 9), amounts due to Sun-Times (see note 4), disputed amounts due to Sun-Times relating to indemnities of former directors and officers (see note 4) and disputed amounts due to Black (see note 4) account for the majority of the Corporation's foreign currency liabilities that trigger the foreign currency gains.

The principal of the Secured Notes at December 31, 2007 and December 31, 2006 was US$92 million.  Together with interest accrued thereon, these amounts payable generated a foreign exchange gain of $1.5 million in the three months ended December 31, 2007 and a loss of $4.7 million for the three months ended December 31, 2006.

Accrued dividends on Series II preference shares were US$4.5 million throughout the same period and generated a foreign exchange gain of $67,000 for the three months ended December 31, 2007 compared to a foreign exchange loss of $225,000 in the three months ended December 31, 2006.

The Sun-Times loan payable in the principal amount of US$20.4 million plus accrued interest generated a foreign exchange gain of $566,000 compared with a loss of $1.6 million for the prior year period.

The disputed amounts due to Sun-Times of US$27.5 million at December 31, 2007 was $nil at December 31, 2006, but was up from the September 30, 2007 balance of US$26.0 million and generated a gain of $390,000 for the three months ended December 31, 2007.

The disputed amounts due to Black in the principal amount of US$15.3 plus accrued interest thereon generated a foreign exchange gain of $337,000 in the three months ended December 31, 2007 compared with a loss of $1.0 million for the prior year period.

Loss from continuing operations before provision for income taxes

Net loss from continuing operations before taxes was $6.6 million for the three months ended December 31, 2007, compared with $25.7 million for the three months ended December 31, 2006.

Provision for income taxes

Recovery of current income taxes was $265,000 in the three months ended December 31, 2007, compared with a provision for income taxes of $491,000 for the three months ended December 31, 2006.  The recovery in the three months ended December 31, 2007 primarily relates to reduction of the taxes payable on the sale of the vendor take-back mortgage due to ongoing deductible expenditures available to the Corporation. The provision in the three months ended December 31, 2006 relates primarily to the write down of various future tax assets previously recorded.

The provision for future income taxes was $157,000 in the three months ended December 31, 2007, compared with a recovery of $3.5 million for the three months ended December 31, 2006.  These amounts are accounting provisions and recoveries and will not result in any increase in cash balances of the Corporation.  The benefit of tax losses is not recorded unless the Corporation has determined that it is more likely than not that it will utilize losses.  The provision for future income taxes in the three months ended December 31, 2007 is a result of a reversal of previously recorded income tax assets that can no longer be realized.  These relate to the investment in Sun-Times, the sale of the property at 10 Toronto Street and the sale of certain artwork.  These taxes are recorded at capital gains rates, rather than basic income rates. The income tax recovery in the three months ended December 31, 2006 relates principally to the tax impact of the mark-to-market adjustments on the Sun-Times shares.

Loss from discontinued operations

The following revenues and expenses of Editorial La Razon S.A. ("ELR"), a Costa Rican company, have been reclassified from continuing operations to income from discontinued operations:

	Three months ended December 31, 2007	Three months ended December 31, 2006
Revenues	$-	$936
Expenses	-	938
(Loss) from discontinued operations – operating activities	$-	$(2)

Net loss and basic and diluted income per retractable share

Net loss for the three months ended December 31, 2007 was $6.5 million, compared with a net loss of $22.7 million for the three months ended December 31, 2006.

Basic and diluted loss per retractable share for the three months ended December 31, 2007 was ($0.18), compared to a loss per retractable share of ($0.65) for the three months ended December 31, 2006.  The weighted average number of retractable and common shares used in the calculation of basic and diluted income per share in both periods was unchanged.

Results of Operations for Nine Months ended December 31, 2007 compared to the Nine Months ended December 31, 2006

Discontinued Operations

On May 30, 2007, the Corporation sold all of the shares it held in ELR to SRB CR Limitada, a Costa Rican corporation, for proceeds of $2.1 million (US$2.0 million), less selling expenses of $90,000.  In 1990 the Corporation had begun acquiring an interest in ELR, which owns and publishes La Republica newspaper in San Jose, Costa Rica, a small circulation daily newspaper focused on the broader business community in Costa Rica.  Its principal revenue sources are advertising, circulation and commercial printing.

Because of the distinct nature of its business, ELR has identifiable operations and cash flows that are clearly distinguishable from the rest of the Corporation.  The operating results of ELR have been eliminated from the Corporation's current operations as a result of the sale and the Corporation does not have a continuing involvement in the operations of ELR after May 30, 2007.  Accordingly, ELR has been reported as a discontinued operation in the Corporation's results of operations for the three and nine-month periods ended December 31, 2007 and the prior fiscal period.

The net liabilities of ELR at May 30, 2007 were as follows:

Total assets
Current assets	$1,306
Long-term assets	607
1,913
Total liabilities
Current liabilities	2,078

Net liabilities of discontinued operations	$(165)

A summary table of operating data for the nine months ended December 31, 2007 compared to the nine months ended December 31, 2006 is set out below:

	Nine months ended December 31, 2007	Nine months ended December 31, 2006
REVENUE	$2,713	$4,418
EXPENSES	43,754	35,948
OTHER LOSSES	12,800	45,405
NET LOSS FROM CONTINUING OPERATIONS BEFORE INCOME TAXES	(53,841)	(76,935)
RECOVERY OF INCOME TAXES	(1,950)	(8,821)
NET LOSS FROM CONTINUING OPERATIONS	(51,891)	(68,114)
INCOME (LOSS) FROM DISCONTINUED OPERATIONS	2,300	(32)
NET LOSS	$(49,591)	$(68,146)
LOSS PER RETRACTABLE COMMON SHARE FROM CONTINUING OPERATIONS – Basic and diluted	$(1.48)	$(1.95)
INCOME FROM DISCONTINUED OPERATIONS – Basic and diluted	0.07	-
NET LOSS	$(1.41)	$(1.95)
WEIGHTED AVERAGE SHARES OUTSTANDING - BASIC AND DILUTED	34,945,776	34,945,776

Revenue

Revenue is comprised of the following:

	Nine months ended December 31, 2007	Nine months ended December 31, 2006
Interest income	$1,511	$1,957
Sun-Times' regular quarterly dividends of US$0.05 per Class A and Class B share	-	1,768
Dividend from Cayman Free Press Limited	1,037	-
Investment and dividend income	2,548	3,725
Other revenues	165	693
	$2,713	$4,418

Interest income

For the nine months ended December 31, 2007, interest income from the investment of funds was $1.5 million, compared with $2.0 million for the nine months ended December 31, 2006.  The surplus funds giving rise to this interest in the nine months ended December 31, 2007 are primarily derived from proceeds of real estate sales, the sale of a vendor take-back mortgage and the sale and dividend from it’s investment in CFP.  The surplus funds giving rise to interest in the nine months ended December 31, 2006 were primarily surplus funds from a special dividend received from Sun-Times in January and February of 2005.

Interest income related to Domgroup's remaining mortgage receivable was $146,000 during the nine months ended December 31, 2007, compared with $135,000 for the nine months ended December 31, 2006.

Dividend income

The Corporation ceased to receive any dividend income following December 13, 2006 from its investment in Class A and Class B shares of Sun-Times.  Dividend income from this investment is recorded on the ex-dividend date and when collectibility is reasonably assured.  Withholding taxes at the rate of 5% are recorded in income tax expense.  Dividend income for the nine months ended December 31, 2006 reflects one dividend from Sun-Times of US$0.05 per share or $1.8 million.

The Corporation received dividend income from its investment in the CFP of $1.0 million for the nine months ended December 31, 2007.

Other revenues

Other revenues are comprised principally of rental income from leases of various real estate properties.

Other revenues for the nine months ended December 31, 2007 were $165,000 compared with $693,000 for the nine months ended December 31, 2006.  The decline in rental revenue is due to the sale of two real estate properties and the expiry of the head lease on two other properties.

Expenses

	Nine months ended December 31, 2007	Nine months ended December 31, 2006
Total expenses	$43,754	$35,948

General and administrative expenses

	Nine months ended December 31, 2007	Nine months ended December 31, 2006
General and administrative, including corporate office costs, management and employee costs, public company costs and non-income related tax expenses	$1,393	$4,455
Capital tax	203	720
Settlement of obligations under a defined benefit pension plan for current and former employees of the Corporation	1,208	-
Directors' and officers' insurance	1,284	1,303
	$4,088	$6,478

During the nine months ended December 31, 2007, general and administrative expenses (including capital tax, settlement of obligations under a defined benefit pension plan, and directors' and officers' insurance) were $4.1 million, compared to the nine months ended December 31, 2006, which were $6.5 million.  General and administrative costs relating to corporate office costs, management and employee costs, public company costs and non-income related tax expenses have declined from $4.5 million for the nine months ended December 31, 2006 to $1.4 million for the same period ended December 31, 2007.  The decline of $3.1 million is primarily due to a move from the 10 Toronto Street property to new office space and a reduction of corporate office staff.  In the nine months ended December 31, 2007, the Corporation paid capital tax of $203,000 compared to $720,000 in the nine months ended December 31, 2006.  The tax in 2006 relates primarily to taxes assessed on cash surpluses from 2005 resulting from the special dividends received from Sun-Times of US$82.4 million.  General and administrative expenses also include an amount paid in respect of a defined benefit pension plan sponsored by RCL for various individuals, some of whom were or are employees of the Corporation and are former employees of RCL.  The amount expensed in the nine months ended December 31, 2007 is $1.2 million bringing the total settlement to $1.4 million.  This obligation was settled on October 1, 2007 (see notes 4(h)).

Stock-based compensation

	Nine months ended December 31, 2007	Nine months ended December 31, 2006
Stock-based compensation	$550	$27

Stock option expense for the nine months ended December 31, 2007 relates solely to options issued during the three months ended June 30, 2007 to the Chief Executive Officer of the Corporation.  The stock option expense for the nine months ended December 31, 2006 relates to options issued in 2005 to the former Chief Restructuring Officer.

The Corporation granted options to purchase an aggregate of 1,000,000 common shares in the nine-month period ended December 31, 2007.  There were no options granted in the nine-month period ended December 31, 2006, however an expense of $27,000 was recorded relating to the vesting of options granted during the year ended December 31, 2005.

The expense for accounting purposes using the Black-Scholes pricing model has been determined to be $550,000 for the nine-month period ended December 31, 2007, relating to the options granted in fiscal 2008.  There were no additional expenses in the nine months ended December 31, 2007.  The principal assumptions used in applying the Black-Scholes option-pricing model were a risk-free interest rate of 4.16%, a volatility factor of 105.69%, no dividend yield and an expected life of five years.

At December 31, 2007, there were 2,000,000 fully vested options outstanding, with 1,000,000 having an exercise price of $5.50 per share and 1,000,000 having an exercise price of $0.70 per share having a weighted average exercise price of $3.10 per share.  At December 31, 2006, there were 1,000,000 options outstanding having an exercise price of $5.50 per share.

Professional fees and other expenses (net)

	Nine months ended December 31, 2007	Nine months ended December 31, 2006
Legal and advisory fees	$13,274	$13,080
Other
Gain on settlement on litigation		(975)
Reversal of accrued liability - Catalyst	(1,975)
	$11,299	$12,105

During the nine months ended December 31, 2007, professional fees and other expenses were $11.3 million, compared to $12.1 million for the nine months ended December 31, 2006.  Legal and advisory fees decreased by $806,000 primarily as a result of a reduction in litigation costs and costs offset by costs associated with the CCAA filing.

On July 12, 2007, the Corporation paid $2.0 million to Catalyst Fund General Partner I Inc. ("Catalyst") in settlement of the demand for $4.0 million by Catalyst for costs relating to professional fees and disbursements incurred by Catalyst in connection with the inspection and litigation in which the Corporation and Catalyst were parties (see note 4(g)).  The full amount of the claim was previously accrued.  The Corporation recorded a recovery of $2.0 million during the quarter ended June 30, 2007, being the difference between the original accrued amount and the agreed upon settlement amount.

Other fees for the nine months ended December 31, 2006 are partially offset by a $975,000 litigation settlement in favour of the Corporation relating to a previously held investment.

Legal fees indemnity

	Nine months ended December 31, 2007	Nine months ended December 31, 2006
Legal fees indemnity	$12,232	$-

During the nine months ended December 31, 2007, the Corporation increased its provision by $12.2 million for disputed amounts potentially due to Sun-Times and others relating to indemnities of the Corporation's former directors and officers (see note 4(d)).  There was no provision made during the nine months ended December 31, 2006.

The total amount of the provision reflects an estimate of possible claims for legal fees incurred up to the balance sheet date under the terms of these indemnities, based on correspondence received by the Corporation.

Interest expense – external

	Nine months ended December 31, 2007	Nine months ended December 31, 2006
Secured Notes	$9,399	10,126
Interest expense - Series II preference shares	–	84
Other interest (net of recoveries)	(336)	501
Total interest expense	$9,063	$10,711

Secured Notes

During the nine months ended December 31, 2007 and the nine months ended December 31, 2006, the amount of Secured Notes outstanding was unchanged at US$92 million.  In both periods the interest rate was 12.875% per annum.  Interest on the Secured Notes is due twice annually on March 1st and September 1st.  On September 1, 2007, the Corporation, as a result of its stay obtained in CCAA filings, was not required to and did not make its obligatory interest payment.  The decrease in the interest expense from December 31, 2006 to December 31, 2007 is primarily due to the decline in the US dollar versus the Canadian dollar partially offset by additional interest due of $255,000 on the amount of the defaulted interest from September 1, 2007 to December 31, 2007.

Interest Expense – Series II Preference Shares

Each retractable preference share entitles the holder to a dividend equal to the Canadian dollar equivalent on the payment date thereof of any dividend on 0.46 of a Sun-Times Class A share (less any U.S. withholding tax thereon payable by the Corporation or any subsidiary).  Dividends are accrued based on the ex-dividend date of the Sun-Times Class A share dividend and the amounts are included in accounts payable and accrued liabilities at each reporting date.

Dividends on the Series II preference shares are not paid until declared by the Corporation.  The Corporation currently cannot redeem shares or declare or pay dividends as a result of: (i) it being in default under terms of the indentures governing the Secured Notes; and (ii) it being insolvent.

During the nine months ended December 31, 2007, no dividends were declared by Sun-Times.  Further, during the same period, no dividends were declared or paid by the Corporation.  During the nine months ended December 31, 2006, dividends were accrued by the Corporation, but not declared, in the amount of $84,000.

Other interest (net of recoveries)

Other interest for the nine months ended December 31, 2007 relates primarily to a net recovery of tax interest and penalties of $336,000 compared to a net expense of $501,000 for the nine months ended December 31, 2006.

Interest expense – related parties

	Nine months ended December 31, 2007	Nine months ended December 31, 2006
Related to amounts paid by Conrad Black under the Strine Judgment	$2,027	$1,994
Related to amounts payable to Sun-Times	4,033	3,871
	$6,060	$5,865

Related to amounts paid by Conrad Black

Pursuant to the Strine Judgment, the Corporation and Black were ordered to jointly pay Sun-Times an aggregate of US$16.6 million on account of non-compete payments received by the Corporation in prior years, plus accrued interest of US$4.7 million.  On July 16, 2004, Sun-Times was paid US$21.3 million pursuant to this Order, of which US$15.3 million was advanced by Black and US$6.0 million was advanced by the Corporation.  Black has demanded repayment from the Corporation of the amount advanced by him plus interest.  The Corporation disputes any obligation to make restitution to Black (see note 14(d)).  Although the Corporation disputes Black's claim for these amounts and believes that, in any event, it has a valid basis for offsetting any such amount against various unrecorded amounts contingently owing to it by Black, the consolidated balance sheets include a liability to Black for such balance, plus interest accrued at the rate of 12% per annum, which the Corporation understands was the interest rate incurred by Black to finance the payment.  The amounts contingently owing to the Corporation by Black include amounts claimed in respect of the non-compete payments.

Related to amounts payable to Sun-Times

This balance includes interest on a promissory note of the Corporation in favour of Sun-Times dated March 10, 2003 in the principal amount of US$20.4 million.  The principal amount of this promissory note bears interest at a rate of 14.25% per annum if interest is paid in cash (and 16.50% per annum if paid in kind).  The aggregate outstanding principal and accrued interest was $38.6 million (US$39.1 million) at December 31, 2007, compared to $39.5 million (US$33.9 million) at December 31, 2006.  Interest is calculated quarterly and all amounts owing under this promissory note are payable on demand after March 1, 2011.

Other (gains) loss

	Nine months ended December 31, 2007	Nine months ended December 31, 2006
Unrealized loss on investment due to change in investment value in US$	$49,103	$64,240
Unrealized loss on investment due to change in currency rates	5,722	139
Total Unrealized loss on investments	$54,825	$64,379

Unrealized loss on investments

Sun Times Class A and Class B shares

The investment in Sun-Times Class A and Class B shares is denominated in US$ and valued at the closing bid price of the Class A shares at the end of the reporting period and translated at the foreign exchange rate at each reporting date.

	December 31,	December 31,	March 31,	March 31,
	2007	2006	2007	2006
Closing Bid Price of Sun-Times Class A Shares
$US	$2.20	$4.88	$4.90	$8.37
$CDN equivalent	$2.17	$5.69	$5.65	$9.77

At December 31, 2007, the last bid price of a Sun-Times Class A share was $2.17 (US$2.20), compared to $5.69 (US$4.88) at December 31, 2006 representing a decrease of $3.52 (US$2.68) per share.  At each reporting date, the Corporation held an aggregate of 15,772,923 Sun Times Class A and Class B shares.

During the nine months ended December 31, 2007, the Corporation recorded an unrealized loss of $54.8 million ($64.4 million for the nine months ended December 31, 2006).  Of this unrealized loss, $49.1 million ($64.2 million for the nine months ended December 31, 2006) relates to the decrease in the fair value of its investment in Sun-Times, while $5.7 million ($139,000 for the nine months ended December 31, 2006) relates to the effects of currency exchange rates over the period.  Both these amounts are included in the total unrealized loss in the Consolidated Statements of Operations and not in the net foreign currency gain.

Unrealized gains on retractable II preference shares

	Nine months ended December 31, 2007	Nine months ended December 31, 2006
Unrealized gains on Series II preference shares	$(2,721)	$(3,196)

The Series II preference shares of the Corporation are redeemable at the holder's option for 0.46 of a Sun-Times Class A share held by the Corporation for each Series II preference share.  The Series II preference shares are recorded in the accounts based on the fair value, being the Canadian dollar equivalent of the closing bid price of the Sun-Times Class A shares for which they are exchangeable.  At December 31, 2007, the bid price of a Sun-Times Class A share was $2.17 (US$2.20), compared to $5.69 (US$4.88) at December 31, 2006 representing a decrease of $3.52 (US$2.68) per share.  At each reporting period, there were 1,701,995 Series II preference shares outstanding.

During the nine months ended December 31, 2007, the Corporation recorded an unrealized gain of $2.7 million ($3.2 million for the nine months ended December 31, 2006).  Of this unrealized gain, $2.4 million ($3.2 million for the nine months ended December 31, 2006) relates to the decrease in the fair value of its investment in Sun-Times, while $284,000 ($7,000 for the nine months ended December 31, 2006) relates to the effects of currency exchange rates over each period.  Both these amounts are included in the total unrealized loss in the Consolidated Statements of Operations and not in the net foreign currency gain.

Gain on sale of assets held for sale and investment

	Nine months ended December 31, 2007	Nine months ended December 31, 2006
Gain on sale of assets held for sale	$(6,850)	$(18,060)
Gain on sale of investment	$(4,354)	$-

The gain on sale of assets held for sale for the nine months ended December 31, 2007 of $6.9 million primarily relates to the sale of the Corporation's Toronto corporate office at 10 Toronto Street for $14 million on May 8, 2007, resulting in a gain on sale of $6.7 million.  The remaining gain is from the sale of certain artwork in the three months ended December 31, 2007.

On October 31, 2006, Domgroup sold real property located at 3087-3101 Dufferin Street and 770 Lawrence Avenue West, Toronto, Ontario for $19.6 million.  Pursuant to the sale, the Corporation received cash of $9.8 million, together with a vendor take-back mortgage.  During the nine months ending December 31, 2006, the Corporation recorded a gain on sale of assets that were held for sale of $18.1 million with respect to this property.  On June 7, 2007, Domgroup sold the vendor take-back mortgage for $8.3 million.

On September 6, 2007, the Corporation's 39.99% interest in the outstanding shares of CFP was repurchased by CFP for US$4.1 million, resulting in a gain on sale of investment of $4.4 million.

Net foreign currency (gain) losses

	Nine months ended December 31, 2007	Nine months ended December 31, 2006
Bank and short-term investments	$572	$1,943
Secured Notes and accrued interest	(15,772)	(179)
Dividend payable on Series II preference shares	(741)	(5)
Amounts due to Sun-Times	(5,909)	55
Disputed amounts due to Sun-Times	(3,174)	(399)
Disputed amounts due to Black	(3,548)	25
Other	472	842
Net foreign currency (gain) losses	$(28,100)	$2,282

The exchange rates used for translation of US dollar denominated financial statement line items were as follows:

	Nine months ended December 31, 2007	Nine months ended December 31, 2006
Balance sheet reporting date	0.9881	1.1652
Percentage decline over the period	(14.30)%	(0.15)%

The Corporation's principal assets denominated in US dollars were its investment in Sun-Times Class A and B shares, its support receivable from RMI, and its portion of cash and cash equivalents held in US dollars.

The foreign exchange loss on the investment in shares of Sun-Times for the nine months ended December 31, 2007 of $5.7 million is included in the total unrealized loss of $54.8 million in the Consolidated Statements of Operations as noted above and not included in the net foreign currency gains.

The support receivable from RMI denominated in US$ was $90.4 million (US$91.5 million) at December 31, 2007 up $10.4 million (US$10.5 million) from March 31, 2007.  Since the receipt of this receivable is uncertain, the Corporation takes a full provision on this amount thus eliminating any foreign exchange effect this balance might otherwise have on the statements.

Bank and short-term investments

The foreign exchange loss on US cash and cash equivalents was $572,000 for the nine months ended December 31, 2007 compared with a loss of $1.9 million for the nine months ended December 31, 2006.  The percentage decline in the US to Canadian dollar in the nine months ended December 31, 2007 was 14.3% compared to only 0.15% for the same period ending December 31, 2006.  Due to a decline in volume of funds held in US currency period over period, the losses experienced were significantly less than had the Corporation maintained the same volume in US currency over each period.

The Secured Notes (see note 10), dividends payable on the Series II preference shares (see note 9), amounts due to Sun-Times (see note 4), disputed amounts due to Sun-Times relating to indemnities of former directors and officers (see note 4) and disputed amounts due to Black (see note 4) account for the majority of the Corporation's foreign currency liabilities.

Secured Notes and accrued interest

The principal of the Secured Notes at December 31, 2007 and December 31, 2006 was US$92 million.  Together with interest accrued thereon, these amounts payable generated a foreign exchange gain of $15.8 million in the nine months ended December 31, 2007 ($179,000 for the nine months ended December 31, 2006).

Dividend payable on Series II preference shares

The foreign exchange gain on the Series II preference shares for the nine months ended December 31, 2007 of $633,000 is included in the total unrealized gain of $2.7 million in the Consolidated Statements of Operations as noted above and not included in the net foreign currency gains.  Accrued dividends on Series II preference shares was US$4.5 million  throughout the same period and generated a foreign exchange gain of $741,000 for the nine months ended December 31, 2007.

Amounts due to Sun-Times

The Sun-Times loan payable in the principal amount of US$20.4 million plus accrued interest generated a foreign exchange gain of $5.9 million.  The disputed amounts due to Sun-Times of US$27.5 million at December 31, 2007, up from US$15.7 million on March 31, 2007, generated a gain of $3.2 million.

Disputed amounts due to Black

The disputed amounts due to Black in the principal amount of US$15.3 million plus accrued interest thereon generated a foreign exchange gain of $3.6 million in the nine months ended December 31, 2007.

Loss from continuing operations before provision for income taxes

Net loss from continuing operations before taxes was $53.8 million for the nine months ended December 31, 2007, compared with $76.9 million for the nine months ended December 31, 2006.

Provision for income taxes

The provision for current income taxes was $537,000 in the nine months ended December 31, 2007, compared with $855,000 for the nine months ended December 31, 2006.  The provisions primarily result from the write down of various future tax assets previously recorded.

Recovery of future income taxes was $2.5 million in the nine months ended December 31, 2007, compared with $9.7 million for the nine months ended December 31, 2006.  These amounts are largely accounting recoveries and will not result in any increase in cash balances of the Corporation.  The benefit of tax losses is not recorded unless the Corporation has determined that it is more likely than not that it will utilize losses.  Income tax recovery relates principally to the tax impact of the mark-to-market adjustments on the Sun-Times shares owned by the Corporation which are recorded at capital gains rates, rather than basic income rates.

Loss from discontinued operations

The following revenues and expenses of ELR have been reclassified from continuing operations to income from discontinued operations:

	Nine months ended December 31, 2007	Nine months ended December 31, 2006
Revenues	$718	$2,700
Expenses	585	2,710
Income (Loss) from operating activities	133	(10)
Income tax expense	41	22
Income (Loss) from discontinued operations, net of tax	92	(32)
Net liabilities of discontinued operations	165
Proceeds from sale, net of expenses	2,043
Income (Loss) from discontinued operations, net of tax	$2,300	(32)

Net loss and basic and diluted income per retractable share

Net loss for the nine months ended December 31, 2007 was $49.6 million, compared with a net loss of $68.2 million for the nine months ended December 31, 2006.

Basic and diluted net loss per retractable share for the nine months ended December 31, 2007 was $1.41, compared to a loss per retractable share of $1.95 for the nine months ended December 31, 2006.  The weighted average number of retractable and common shares used in the calculation of basic and diluted loss per share in both periods was changed.

Liquidity and Capital Resources

Reference is made to "Basis of Presentation and Going Concern" at the beginning of this MD&A.  The Corporation has no operating lines of credit and must finance its requirements from available cash and cash flow.

Financial Position

The following chart sets out significant changes in the balance sheet items between December 31, 2007 and March 31, 2007.

	December 31, 2007	March 31, 2007	Change
Current assets excluding amounts due from related parties	$43,284	$40,694	$2,590
Amount due from related parties	-	-	-
Long term mortgages receivable	-	11,445	(11,445)
Investments	34,352	89,174	(54,822)
Property and equipment	119	694	(575)
Non-current restricted cash	1,758	1,751	7
Future income tax assets	334	10,851	(10,517)
Long-term assets of discontinued operations	-	682	(682)
	$79,847	$155,291	$(75,444)

Secured Notes (current)	$91,893	$107,229	$(15,336)
Retractable preference shares	1,702	4,423	(2,721)
Other current liabilities	116,323	111,113	5,210
Future income taxes	586	13,589	(13,003)
Post-retirement benefits	8,830	9,436	(606)
	$219,334	$245,790	$(26,456)

Explanation of changes

(1)  Current Assets

The increase in current assets of $2.6 million as at December 31, 2007 compared to March 31, 2007 is primarily due to an increase in cash from the proceeds of $13.2 million from the sale of the property at 10 Toronto Street, $8.3 million from the proceeds of the sale of the vendor-take-back mortgage by the Corporation in connection with the sale of the property at 3087-3101 Dufferin Street and 770 Lawrence Avenue West, Toronto, Ontario; $4.4 million from the proceeds of the dividend from, and the sale of the investment in, CFP; $2.1 million in proceeds from the sale of the discontinued operations', and $336,000 from the sale of certain artwork.

Current assets were also increased by reclassifications of $3.1 million plus accrued interest from long-term assets relating to the remaining mortgage receivable from the sale of property at 1050 Queensway, Toronto, Ontario and $549,000 from Property and Equipment relating to the artwork now being held for sale also increases the current assets.  The increase in cash overall is offset by the continuing operating expenses of the Corporation and is partially offset by the elimination of the carrying value of assets that were sold as discussed above and the current assets of the discontinued operations.

(2)  Amounts due from related parties

The Corporation has claimed amounts due from RMI of $90.4 million at December 31, 2007 ($93.4 million at March 31, 2007) in connection with RMI's obligations under the Support Agreement.  Amounts owing by RMI under the Support Agreement are denominated in US$ and translated at the reporting date.  Amounts do not accrue interest and are unsecured obligations of RMI.  Pursuant to the Contribution Agreement, RCL unconditionally guaranteed RMI's obligations under the Support Agreement, with such guarantee supported by a pledge of the RCL investment in shares of RMI (see note 4(b)).

The decrease in the amount due from RMI of $3.0 million from March 31, 2007 to December 31, 2007 is due to an accrual of $10.7 million (US$10.5 million) for support receivable offset by $13.7 million in unrealized foreign currency depreciation due to the change in US currency relative to the Canadian dollar.

Since the receipt of this and other related party receivables is uncertain, the Corporation takes a full provision on this amount thus eliminating any foreign exchange effect this balance might otherwise have on the statements.

(3)  Mortgages Receivable

The Corporation's long-term mortgage receivable balance was $nil at December 31, 2007 down from $11.4 million at March 31, 2007 due to the sale of one mortgage (relating to the property sold at Dufferin and Lawrence, Toronto, Ontario) for proceeds of $8.3 million and the reclassification of the remaining $3.1 million mortgage receivable (relating to the property sold at 1050 Queensway, Toronto, Ontario) to current assets.

(4)   Investments

The decrease in investments of $54.8 million to December 31, 2007 from March 31, 2007 was due to the decline in the fair value of the Sun-Times Class A and Class B shares owned by the Corporation.  The decrease in the fair value of the investment resulted from an unrealized loss of $49.1 million due to the decrease in the US$ bid price and by an unrealized loss on the investment of $5.7 million due to the appreciation of the Canadian dollar over the period.  There was no change in the number of Class A and Class B shares of Sun-Times (in aggregate, 15,772,923) owned by the Corporation during the period.

(5)  Property and Equipment

The decrease of $575,000 in property and equipment as at December 31, 2007 compared to March 31, 2007 is principally due to the reclassification of $549,000 of artwork to assets held for sale.  Also during the period, the Corporation added $149,000 of leasehold improvements to the new leased corporate offices and wrote off residual furniture and fixtures of $85,000 formerly at the 10 Toronto Street property, which was sold on May 7, 2007.

(6)  Non-current Restricted Cash

There was no material change in the non-current restricted cash as at December 31, 2007 compared to March 31, 2007.

(7)  Future Income Tax Assets

Future income tax assets have declined by $10.5 million from $10.9 million at March 31, 2007 to $334,000 at December 31, 2007.  This decline is primarily a result of a $4.1 million revaluation in the benefits previously recorded relating to loss carry forwards.  This revaluation was triggered by the declining value of the investment in the Sun-Times shares.  In addition, the decline was effected by a write down of $3.6 million related to benefits previously recorded on the post-retirement benefits; a write down of $1.9 million related to an allowance on uncollectible amounts; a revaluation decreasing the assets by $600,000 due to a reduction in the tax rate; and a recovery of Ontario Corporate Minimum Tax of $300,000.  The recovery of Minimum Tax is a result of the sale of the vendor take-back mortgage relating to the 3087-3101 Dufferin Street and 77 Lawrence Avenue West, Toronto, Ontario property (see note 5).

(8)  Long-Term Assets of Discontinued Operations

The property and equipment of ELR as at March 31, 2007 have been separately disclosed in accordance with discontinued operations presentation (see note 2).  As ELR was sold effective May 30, 2007, there was no asset balance as at December 31, 2007.

(9)  Secured Notes

As at December 31, 2007, the Corporation was not in compliance with certain covenants and, as a result, the outstanding amount of the Secured Notes has been classified as a current liability on the Corporation's consolidated balance sheet.  The reduction in the amount of liability in respect of the Secured Notes of $15.3 million is a result of an unrealized foreign exchange gain due to the change in the translation rate of the US currency from 1.1530 at March 31, 2007 to .9881 at December 31, 2007.

(10)  Retractable Preference Shares

The retractable preference shares of the Corporation are recorded in the accounts based on the fair value, being the Canadian dollar equivalent of the closing bid price of the Sun-Times Class A shares for which they are exchangeable.  The retractable preference shares are redeemable at the holder's option for 0.46 of a Sun-Times Class A share held by the Corporation for each retractable preference share.  There were no changes to the number of retractable preference shares outstanding from March 31, 2007 to December 31, 2007, that number being 1,701,995.

At December 31, 2007, the amount of liability relating to the retractable preference shares was $1.7 million, compared with $4.4 million at March 31, 2007 representing a decrease of $2.7 million.  The decrease is a result of a $2.4 million impact from a reduction in the bid price of the underlying Sun-Times Class A shares and a $284,000 impact from the unrealized foreign exchange gain due to the change in the translation rate of the US currency from 1.1530 at March 31, 2007 to .9881 at December 31, 2007.

(11)  Other Current Liabilities

The increase of $5.2 million in other current liabilities from $111.1 million at March 31, 2007 to $116.3 million at December 31, 2007 is principally due to a $9.0 million increase in the accrued interest on the Secured Notes.  On September 1, 2007, the Corporation, as a result of its stay obtained in CCAA filings, was not required and did not make its otherwise obligatory interest payment of $6.0 million.  In addition, there was a $9.1 million increase in accrued liabilities relating to Sun-Times, with respect to possible indemnities of former directors and officers partially offset by a foreign exchange gain on the outstanding accrual of $3.1 million.  Other current liabilities include an income tax liability of $4.4 million at December 31, 2007 ($4.0 million at March 31, 2007). Of this amount, $4.0 million are contingent liabilities relating to certain related-party transactions that occurred prior to the 2005 taxation year and are under discussion with Canadian tax authorities.  The balance of approximately $400,000 relates to income taxes payable on the gain on sale of the vendor take-back mortgage (see note 5) net of other tax receivable and payments.  Current liabilities were also affected by a decline in legal and advisory fees of $2.6 million primarily as a result of an agreed reduction of litigation work being performed during attempts to resolve issues that exist between the Applicants, its Secured Note holders, and Sun-Times while proceedings under the CCAA continue.  In addition, the Corporation eliminated $2.1 million in liabilities as a result of the discontinued operations.

(12)  Future Income Tax Liability

The future income tax liability for the nine months ended December 31, 2007 was $586,000 compared to $13.6 million at March 31, 2007.  The reduction of $13.0 million is primarily due to the declining value of the investment in Sun-Times shares and a reduction of $10.1 million of the projected future tax liability from a sale of that investment.  In addition, future income tax liabilities of $1.6 million relating to the sale of the vendor take-back mortgage (see note 5) were reclassified from long-term to current.  The balance of $1.3 million relates to a reduction in the future tax related to the unrealized foreign exchange gain on the US$ debt to Sun-Times.

(13)  Post-Retirement Benefits

There was no material change in post-retirement benefits as at December 31, 2007 compared to March 31, 2007.  The liability as at March 31, 2007 was determined by a third-party actuarial report at March 31, 2007.  The decrease of $606,000 from March 31, 2007 to December 31, 2007 relates to amounts paid by the Corporation during the period.

Liquidity – Summary of operating, investing and financing activities

	Three months ended December 31, 2007	Three months ended December 31, 2006	Nine months ended December 31, 2007	Nine months ended December 31, 2006
CASH FLOWS FROM:
OPERATING ACTIVITIES	$(4,298)	$(4,300)	$(21,949)	$(23,737)
INVESTING ACTIVITIES	3,285	15,581	26,117	31,007
DISCONTINUED OPERATIONS	-	(74)	2,030	(63)
CHANGE IN CASH AND CASH EQUIVALENTS DURING THE PERIOD	(1,013)	11,207	6,198	7,207
CASH AND CASH EQUIVALENTS – Beginning of period	37,999	14,454	30,788	18,454
CASH AND CASH EQUIVALENTS – End of period	$36,986	$25,661	$36,986	$25,661

Cash Flows – Three Months ended December 31, 2007 compared to Three Months ended December 31, 2006

Operating

Negative cash flows from operating activities during the three months ended December 31, 2007 of $4.3 million was the same for the three months ended December 31, 2006.

Financing

There were no cash flows provided by financing activities during the three months ended December 31, 2007 and the three months ended December 31, 2006.

Investing

Cash flows provided by investing activities during the three months ended December 31, 2007 were $3.3 million, primarily a result of a release of restricted cash of $2.9 million and the proceeds from the sale of artwork of $336,000.

Cash flows provided by investing activities for the three months ended December 31, 2006 were $15.5 million, primarily relating to the sale of real property located at 3087-3101 Dufferin Street and 770 Lawrence Avenue West, Toronto, Ontario for $19.6 million.  Net cash proceeds from the sale were $9.4 million, together with a vendor take-back mortgage of $9.8 million.  In addition, $6.4 million relates to funds that were released in accordance with SEC escrow arrangements required to be maintained by the Corporation.  These escrow funds have been fully depleted.

Cash Flows – Nine Months ended December 31, 2007 compared to Nine Months ended December 31, 2006

Operating

Negative cash flows from operating activities during the nine months ended December 31, 2007 were $22.0 million compared to $23.8 million for the nine months ended December 31, 2006, a $1.8 million improvement over the prior nine-month period, largely attributable to non-cash items relating to operations, particularly management of accounts payable and accrued liabilities.

Financing

There were no cash flows provided by financing activities during the nine months ended December 31, 2007 and the nine months ended December 31, 2006.

Investing

Cash flows provided by investing activities during the nine months ended December 31, 2007 were $26.1 million, compared to cash flows of $31.0 million for the nine months ended December 31, 2006.  The primary contributors to investing activities in the nine months ended December 31, 2007 were $13.2 million from the sale of the 10 Toronto Street property; $8.3 million from the sale of a mortgage receivable on a property at Dufferin Street and Lawrence Avenue West, Toronto, Ontario; and $4.4 million from the sale of Holcay’s 39.99% interest in the outstanding shares of CFP on September 6, 2007.

The primary contributors to investing activities for the nine months ended December 31, 2006 were relating to the sale of real property located at 3087-3101 Dufferin Street and 770 Lawrence Avenue West, Toronto, Ontario for $19.6 million.  Net cash proceeds from the sale were $9.4 million, together with a vendor take-back mortgage of $9.8 million.  In addition, $21.9 million relates to funds that were released in accordance with SEC escrow arrangements required to be maintained by the Corporation.  These escrow funds have been fully depleted.

Off balance sheet arrangements

The Corporation's off balance sheet arrangements relate primarily to indemnities provided by the Corporation to the initial purchasers of the Secured Notes, to landlords under operating leases, to purchasers in connection with the disposition of assets by the Corporation, as well as indemnities maintained in respect of certain settled claims by former directors and actions for indemnification and contribution in connection with proceedings against certain former directors and related parties.  Information regarding the Corporation's off balance sheet arrangements is set out in note 13 to the Financial Statements, which note is hereby incorporated by reference into this interim MD&A.

Financial instruments and other instruments

The Corporation had no financial instruments other than those that are recognized in the Financial Statements and have been discussed in other sections of this interim MD&A and in documents incorporated by reference herein.

Contractual Obligations

The Corporation's contractual obligations are set out below:
	Payments Due by Period
	Total	Less than 1 year	1-3 years	4-5 years	After 5 years
Retractable Series II preference shares	$1,702	$1,702	$–	$–	$–
Secured notes	91,893	91,893	–	–	–
Accrued interest on secured notes	10,113	10,113	–	–	–
Operating leases	349	261	68	20	–
Total Contractual Obligations	$104,057	$103,969	$68	$20	$–

Contingencies and Legal Matters

Information regarding the Corporation's contingencies and legal matters is set out in notes 12, 13 and 14 to the Financial Statements, which notes are hereby incorporated by reference into this interim MD&A.

Risk Factors

The risk factors affecting the Corporation, including those relating to Sun-Times, are set out under the caption "Risk Factors" in the Annual Information Form, which section is hereby incorporated by reference into this interim MD&A.

Overview of Sun-Times Media Group Inc.

The Corporation's principal asset is its interest in Sun-Times, in which it holds an approximate 70.0% voting interest and 19.7% equity interest at December 31, 2007.  Information regarding Sun-Times is set out in the Annual Information Form under the caption "Description of the Business – Sun-Times", which section is hereby incorporated by reference into this interim MD&A.

Sun-Times' Shareholders' Rights Plan

Information regarding Sun-Times' Shareholders' Rights Plan is set out in the Annual Information Form under the caption "Corporate Structure – Sun-Times' Shareholders' Rights Plan", which section is hereby incorporated by reference into this interim MD&A.

Outlook

The Corporation's interim consolidated financial statements for the three and nine months ended December 31, 2007 were prepared in accordance with GAAP using a basis of presentation which assumes that the Corporation will continue in operation for the foreseeable future and be able to realize its assets and discharge its liabilities and commitments in the normal course of business.

Several adverse conditions cast substantial doubt upon the validity of this assumption and, as a result, realization of assets and discharge of liabilities are subject to significant uncertainty.

The Corporation is a holding company and its principal asset is its approximately 70.0% voting and 19.7% equity interest in Sun-Times.  Currently, the Corporation's monthly cash outflows (principally relating to legal and advisory fees) exceed cash inflows (principally related to interest; rents; sale of properties and a vendor take-back mortgage; a final dividend from its investment in CFP; and in 2006, dividends from Sun-Times, which were later suspended in December 2006).  As a result, the Corporation's ability to meet its future financial obligations is, in the absence of dividend income from Sun-Times, dependent upon the availability of cash flows from its outstanding litigation claims, and managed levels of spending on other fees and expenses.

The Corporation's ability to continue as a going concern is also uncertain due to the Corporation's recent CCAA filing and its inability to predict whether it can successfully restructure its affairs during the pendency of the CCAA filing; the non-compliance by the Corporation with certain covenants under the Indentures (see note 10); the contingent liabilities related to various disputes, investigations, indemnities and legal proceedings (see notes 12, 13, and 14); the suspension of dividends by Sun-Times; the decline in the trading value of the Sun-Times Class A shares; the Corporation's limited cash resources; the continuing excess of the Corporation's cash outflows over its cash inflows; and the depletion of the Corporation's non-core assets.  As such, the Corporation's realization of assets and discharge of liabilities are subject to significant uncertainty.

If the "going concern" assumption were not appropriate for the Financial Statements, then adjustments would be necessary in the carrying values and/or classification of assets and liabilities.

Related Party Transactions

Information with respect to the Corporation's related party transactions is set out at note 4 to the Financial Statements, which note is hereby incorporated by reference into this interim MD&A.

Employee Future Benefits

Information with respect to the Corporation's liabilities in respect of post-retirement benefits is set out in note 11 to the Financial Statements at March 31, 2007, which note is hereby incorporated by reference into this interim MD&A.

Subsequent Events

Information with respect to events occurring subsequent to the three months ended December 31, 2007 is set out in note 19 to the Financial Statements, which note is hereby incorporated by reference into this interim MD&A.

Critical Accounting Policies

Information with respect to the Corporation's critical accounting policies is set out in note 1 to the Financial Statements, which note is hereby incorporated by reference into this interim MD&A.

Disclosure Controls and Procedures and Internal Controls Over Financial Reporting

The Corporation's Chief Executive Officer and Chief Financial Officer are responsible for establishing and maintaining the Corporation's disclosure controls and procedures and internal controls over financial reporting for the issuer.  They are assisted in fulfilling this responsibility by the management team.  The Chief Executive Officer and Chief Financial Officer, after evaluating the effectiveness of the Corporation's disclosure controls and procedures and the design of internal controls at December 31, 2007, have concluded that the Corporation's disclosure controls and procedures are adequate and effective to ensure that material information relating to the Corporation and its subsidiaries (other than Sun-Times) would have been known to them.  The Corporation previously identified an internal control weakness in the financial reporting process, specifically a lack of segregation of duties.  Such a lack of segregation of duties is common to many small companies.  Management believes it has now remedied this control weakness as previously disclosed by enhancing the review of the accounting process, by supplementing the existing accounting staff with third party contractors, and by management oversight and approvals.

During the period from December 31, 2007 to the date of this interim MD&A, there were no changes in the Corporation's internal controls over financial reporting that materially affected, or are likely to materially affect, the Corporation's internal control over financial reporting.

Share Capital

As at December 31, 2007, there were outstanding:

34,945,776 retractable common shares
1,701,995 retractable preference shares
2,000,000 stock options

Public Securities Filings

You may access other information about the Corporation, including the Annual Information Form and other disclosure documents, reports, statements or other information that is filed with the Canadian securities regulatory authorities through SEDAR at www.sedar.com.

Material Assumptions

Income Taxes

Income taxes are accounted for using the liability method and the income tax provision is based on the expected tax treatment of transactions recorded in the consolidated financial statements.  Under this method, future tax assets and liabilities are recognized based on differences between the bases of assets and liabilities used for financial statement and income tax purposes, using the future tax rate of 33.50%.  In determining the current and future components of the tax provision, management makes assumptions about the expected timing of the reversal of future tax assets and liabilities.  If tax rates change or the timing of reversals is not as anticipated, the tax provision could materially increase or decrease in future periods.

Future Tax Rates
Periods ended:
December 31, 2007	33.50%
March 31, 2007	36.12%

For every material future asset, the likelihood of realization of some portion or all of the asset was evaluated.  If, based on the available evidence, it was determined that it was more likely than not (a likelihood of more than 50%) that all or some portion of a future tax asset will not be realized, a valuation allowance against that asset is recorded.  For the periods reported, the future income tax asset was:

	Asset	Allowance	Net
Three months ended:
December 31, 2007	$91,251	$(90,917)	$334
March 31, 2007	$88,720	$(77,869)	$10,851

QUARTERLY INFORMATION (UNAUDITED)

Selected quarterly information

	Quarter Ended Dec. 31, 2007	Quarter Ended Sept. 30, 2007	Quarter Ended June 30, 2007	Quarter Ended Mar. 31, 2007	Quarter Ended Dec. 31, 2006	Quarter Ended Sept. 30, 2006	Quarter Ended June 30, 2006	Quarter Ended Mar. 31, 2006
REVENUE	$518	$1,612	$584	$1,192	$822	$1,749	$1,848	$1,871
NET FOREIGN CURRENCY GAINS (LOSSES)	2,851	10,552	14,696	2,886	(7,828)	(422)	5,969	(266)
NET INCOME (LOSS) FROM CONTINUING OPERATIONS	(6,464)	(50,079)	4,652	(17,120)	(22,687)	(31,475)	(13,952)	(17,604)
NET GAIN (LOSS) FROM DISCONTINUED OPERATIONS	-	-	2,300	78	(2)	(102)	72	47
NET INCOME (LOSS)	$(6,464)	$(50,079)	$6,952	$(17,042)	$(22,689)	$(31,577)	$(13,880)	$(17,557)
INCOME (LOSS) PER RETRACTABLE COMMON SHARE – Basic and diluted
CONTINUING OPERATIONS	$(0.18)	$(1.43)	$0.13	$(0.49)	$(0.65)	$(0.90)	$(0.40)	$(0.50)
DISCONTINUED OPERATIONS	-	-	0.07	-	-	-	-	-
NET INCOME (LOSS)	$(0.18)	$(1.43)	$0.20	$(0.49)	$(0.65)	$(0.90)	$(0.40)	$(0.50)

For all the periods presented in the table above, the weighted average number of shares outstanding (both basic and diluted) was 34,945,776.